October 1, 2024

Mallika Sinha
Chief Financial Officer
Goldman Sachs Real Estate Finance Trust Inc
200 West Street
New York, New York 10282

       Re: Goldman Sachs Real Estate Finance Trust Inc
           Amended Registration Statement on Form 10
           Filed September 6, 2024
           File No. 000-56667
Dear Mallika Sinha:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amended Registration Statement on Form 10
NAV, page 150

1. Please revise your NAV template to identify the primary valuation method and the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 1, 2024
Page 2

       Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Robert Bergdolt, Esq.